SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated October 26, 2011: Changes in Nokia Corporation’s own shares

Nokia stock exchange release dated October 26, 2011: Nokia showcases bold portfolio of new phones, services and accessories at Nokia World

STOCK EXCHANGE RELEASE

October 26, 2011

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
October 26, 2011 at 15.00 (CET +1)

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 113 455 Nokia shares (NOK1V) held by the Company were today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

1

PRESS RELEASE

October 26, 2011

Nokia showcases bold portfolio of new phones, services and accessories at Nokia World

Signals new dawn with the launch of Nokia Lumia 800 and Nokia Lumia 710, the first Nokia smartphones powered by Windows Phone

Introduces a range of stylish, smart mobile phones, superior Nokia Maps, partnership for co-branded accessories with Monster, and more

London, UK - At Nokia World, the company’s annual event for customers, partners and developers, Nokia demonstrated clear progress on its strategy by unveiling a bold portfolio of innovative phones, services and accessories, including the first smartphones in its Windows Phone-based Nokia Lumia range. The stunningly social Nokia Lumia 800 brings content to life with head-turning design, Nokia’s best social and Internet experience, familiar Nokia elements, such as leading imaging capabilities and new signature experiences. The colorful and affordable Nokia Lumia 710 is a no-nonsense smartphone that brings the Lumia experience to more people around the world.

Nokia also launched four new mobile phones which feature stylish design, a rich social experience and location-aware technology. The Nokia Asha 300, Nokia Asha 303, Nokia Asha 200 and Nokia Asha 201 blur the line between smartphones and feature phones, offering QWERTY and touch screen experiences, combined with fast and easy access to the Internet, integrated social networking, messaging and world-class applications from the Nokia Store.

“Eight months ago, we shared our new strategy and today we are demonstrating clear progress of this strategy in action. We’re driving innovation throughout our entire portfolio, from new smartphone experiences to ever smarter mobile phones,” said Stephen Elop, Nokia President and CEO. “From the Nokia Lumia 800 to the Nokia Asha 201, we are bringing compelling new products to the market faster than ever before. I’m incredibly proud of these new devices — and the people of Nokia who have made this happen.”

“Since Nokia’s major strategic shift only eight months ago, the company has found a new energy. It has provided substantial improvements to Symbian, managed to differentiate on Windows Phone and it continues to build on its strong portfolio in mobile phones,” says Pete Cunningham, Principal Analyst, Canalys. “Nokia is delivering on its pledges, and is clearly demonstrating its path to future success.”

The first Nokia Lumia smartphones

First two smartphones based on Windows Phone introduce a range of new experiences designed to make everyday moments more amazing.

Nokia Lumia 800

The stunningly social Nokia Lumia 800 features head-turning design, vivid colors (cyan, magenta and black) and the best social and Internet performance, with one-touch social network access, easy grouping of contacts, integrated communication threads and Internet Explorer 9. It features a 3.7 inch AMOLED ClearBlack curved display blending seamlessly into the reduced body design, and a 1.4 GHz processor with hardware acceleration and a graphics processor. The Nokia Lumia 800 contains an instant-share camera experience based on leading Carl Zeiss optics, HD video playback, 16GB of internal user memory and 25GB of free SkyDrive storage for storing images and music. The estimated retail price for the Nokia Lumia 800 will be approximately 420 EUR, excluding taxes and subsidies.

Nokia Lumia 710

The purposely built, no-nonsense Nokia Lumia 710 can be personalized with exchangeable back covers and thousands of apps to bring the Lumia experience to more people around the world. The Nokia Lumia 710 is designed for instant social & image sharing, and the best browsing experience with IE9. It is available in black and white with black, white, cyan, fuchsia and yellow back covers. With the same 1.4 GHz processor, hardware acceleration and graphics processor as the Nokia Lumia 800, the Nokia Lumia 710 delivers high performance at an affordable price. The estimated retail price for the Nokia Lumia 710 will be approximately 270 EUR, excluding taxes and subsidies.Both smartphones include signature Nokia experiences optimized for Windows Phone, including Nokia Drive, which delivers a full-fledged personal navigation device (PND) with free, turn-by-turn navigation and dedicated in-car-user-interface; and Nokia Music introducing MixRadio, a free, global, mobile music-streaming application that delivers hundreds of channels of locally-relevant music. In an update delivered later this year, Nokia Lumia users will also gain the ability to create personalized channels from a global catalogue of millions of tracks. Also integrated in Nokia Music is Gigfinder, providing the ability to search for live local music for a complete end-to-end music experience, as well as the ability to share discoveries on social networks and buy concert tickets also coming in the Nokia Music software update delivered later this year.

Completing the ultimate mobile audio offering, Nokia also introduced the on-ear Nokia Purity HD Stereo Headset by Monster and the in-ear Nokia Purity Stereo Headset by Monster, co-designed and co-developed by Monster, a recognized leader in high performance audio. Both products provide a fresh listening experience and are the first output of the exclusive long-term partnership between Nokia and Monster, intended to introduce a range of premium audio accessories to reflect the outstanding quality and bold style of the Lumia range.

The new Nokia Lumia 800 is now available in select countries for pre-order on www.nokia.com and is scheduled to roll-out across France, Germany, Italy, the Netherlands, Spain and the UK in November, with 31 leading operators and retailers providing unprecedented marketing support in those first six countries. It is scheduled to be available in Hong Kong, India, Russia, Singapore and Taiwan before the end of the year, and in further markets in early 2012.

The Nokia Lumia 710 is scheduled to be available first in Hong Kong, India, Russia, Singapore and Taiwan toward the end of the year alongside the Nokia Lumia 800, before becoming available in further markets in early 2012.

Nokia also announced its plans to introduce a portfolio of products into the US in early 2012 and into mainland China in the first half of 2012.  In addition to the existing products, which include coverage for WCDMA and HSPA, Nokia also plans LTE and CDMA products to address specific local market requirements.

Asha: A new family of smarter mobile phones

Nokia continues its mission to deliver high quality, stylish devices that provide the best access to social networks, the Internet and information, and offer the best overall experience and value proposition for the next billion mobile phone users. These consumers want access to innovations such as easy-to-use dual-SIM, local services and content, and third-party apps, all with a superior user experience for which Nokia mobile phones are known.

These devices comprise the new Asha family of Nokia mobile phones. Derived from Hindi — meaning ‘hope’ — Asha signifies Nokia’s focus on positive user experiences and connecting millions of people to new opportunities that help them reach their aspirations.

The Asha mobile phone family includes:

Nokia Asha 303

The Nokia Asha 303 is a stunning phone designed with sophisticated materials and metallic finishes. It combines a large 2.6” capacitive touch screen with a high quality QWERTY keypad. The Nokia Asha 303 is built with Internet and social networks ease in mind.

The device harnesses a powerful 1Ghz engine, 3G and WLAN to deliver a fast Internet experience. Social networks, email and IM are at the center of the experience, easily accessible from the homescreen. The Nokia Asha 303 is powered by the cloud-based Nokia Browser, which by compressing the web by up to 90%, provides higher speeds and a more affordable access to the Internet.

Entertainment and applications are also a core part of the Nokia Asha 303 offering. Angry Birds Lite, the popular mobile game, comes preinstalled, together with support for other globally relevant applications such as Facebook Chat, Whatsapp messaging and the latest release of Nokia Maps for Series 40 (in selected markets). The price will vary from market to market and operator to operator. The estimated retail price for the Nokia Asha 303 will be approximately 115 EUR, excluding taxes and subsidies. It is expected to start shipping in the fourth quarter of 2011.

Nokia Asha 300

The beautifully designed Nokia Asha 300 is a touch device which also offers the convenience of a keypad. The Nokia Asha 300 has a powerful 1GHz processor and 3G to deliver a faster Internet and social networking experience. The Nokia Browser allows for fast, affordable and localized Internet access by compressing web pages by up to 90%.

Users have fast access to messaging, email and instant messaging from the home screen and can swipe to access apps, music or games from the Nokia Store. The Nokia Asha 300 also arrives preloaded with the popular Angry Birds Lite game.

The Nokia Asha 300 comes with a 5 megapixel camera, a music player, FM radio, Bluetooth connectivity and can handle memory cards up to 32GB.  The price will vary by market and operator. The estimated retail price for the Nokia Asha 300 will be approximately 85 EUR, excluding taxes and subsidies. It is expected to start shipping in the fourth quarter of 2011.

Nokia Asha 200

The Nokia Asha 200 is Nokia’s latest dual SIM phone with Easy Swap functionality, allowing consumers to easily change their second SIM without switching the device off.

It is a fun and colorful QWERTY phone designed to meet the needs of young, urban consumers who want to constantly stay in touch. The Nokia Asha 200 features integrated social networking, email and IM, adding RenRen, Orkut and Flickr support. Nokia Asha 200 makes it possible to carry thousands of songs with support for 32 GB memory cards and providing a battery for an amazing 52-hour playback time. The price will vary by market and operator. The estimated retail price for the Nokia Asha 200 will be approximately 60 EUR, excluding taxes and subsidies. It is expected to start shipping in the fourth quarter of 2011.

Nokia Asha 201

The single SIM version of the Nokia Asha 200, the Nokia Asha 201 is ideal for young consumers who wish to stay socially connected, are price conscious and like listening to music. The Nokia Asha 201 has great music features including a high performing loudspeaker, enhanced stereo FM radio and ringtone tuning. With the Nokia Browser you get even faster, even better and more affordable access to the Internet. It supports up to 32 GB memory cards and provides a battery for 52 hours of music playback time. The Nokia Asha 201 also supports push email as well as the popular Whatsapp messaging app. The price will vary by market and operator. The estimated retail price for the Nokia Asha 201 will be approximately 60 EUR, excluding taxes and subsidies. It is expected to start shipping in the first quarter of 2012.

Nokia Maps: location services designed to make every day better

With an aim to continuously improve its location-based offering, Nokia showcased the latest versions of Nokia Maps and Nokia Drive for Windows Phone. These and other map-related applications introduced at Nokia World aim to make Nokia Maps relevant for commuters and to find interesting places in the city where people live. In addition to its world-class, free walk-and-drive navigation for more than 100 countries worldwide, the Nokia Public Transport application tracks public transportation directly on a mobile device in more than 430 cities worldwide, including up-to-the—minute updates on bus and train routes for 45 cities. Nokia also introduced Nokia Pulse, which allows location-tagged updates and photos to be sent privately, adding location to conversations with the people that matter most. Nokia also showcased Nokia Live View, which turns the phone’s camera view finder into a reality augmenting tool. With Nokia Live View, a phone can be pointed to a building or street and the names of the places become superimposed over them, offering one click access to detailed information about businesses, restaurant or attractions. All the applications announced today are available at Nokia’s Beta Labs (betalabs.nokia.com).

Nokia also announced:

• Nokia Maps is now powering Yahoo! Maps, starting with the US and Canada

• An agreement with the New York Metropolitan Transit Authority to develop a NFC-based smartphone ticketing solution to pilot on New York regional commuter trains starting before the end of 2011

For more information on Nokia World 2011, including the full event agenda, please visit http://events.nokia.com/nokiaworld. To follow or contribute to the event discussion online, visit the Nokia Conversations blog, follow @nokia and use #NokiaWorld.

Broadcast Information to note:

Soundbites and b-roll from the event will be available at the event Press Area and via the APTN Global Video Wire at the times below:

Date: Wednesday 26th October 2011

Time: 1415-1430 BST

Replay:

Date: Wednesday 26th October 2011

Time: 2015-2030 BST

If you experience any technical difficulties recording the feed or would like a replay, please contact:

APTN MCR on: +44 (0) 20 7482 7676

The material will also be made available for download at http://digitalnewsroom.nokia.com

Nokia World 2011 Quote sheet:

“Today marks a remarkable first between two industry-leading companies. Nokia brings state of the art industrial design and outstanding global distribution, while Windows Phone brings it to life with an experience that puts people at the center. The third ecosystem is alive and well, due in part to Nokia’s partnership and commitment to delivering amazing new Windows Phones to consumers around the world.”

• Andy Lees, president of the Windows Phone Division at Microsoft.

“We are pleased to see the result of two strong teams coming together to bring to market smartphones based on the Snapdragon processors, in only six months. The completeness of the

Snapdragon processor and deep integration between Snapdragon and Windows Phone 7 have enabled a unique smartphone experience in record development time for Nokia.

• Enrico Salvatori, senior vice president and president of Qualcomm CDMA Technologies Europe

“With a fast-growing mobility market, Nokia’s shift to Microsoft Windows Phone positions it well to create a new, third mobility ecosystem that powers a new generation of consumers and organizations. Working together with Nokia, Accenture and Microsoft, Avanade will create a world-class capability to deliver applications and services that address the needs of consumers, enterprises and mobile operators.”

• Ian Jordan, Executive Vice President, Avanade

“Both, the internet and the smartphone have become indispensable in today’s world. With its Nokia Lumia 800 Nokia has created a great smartphone. As a longstanding partner, we are looking forward to making the Nokia Lumia 800 available, giving strong impulses to the growth market of mobile internet.”

• Niek Jan van Damme, Board Member for Germany Deutsche Telekom AG and Managing Director, Telekom Deutschland GmbH

“We’re really pleased to be working with Nokia on what has to be one of the most hotly anticipated phones of 2011. The Lumia 800 really is a stylish handset, packed with a variety of innovative features, so when it’s combined with all the great benefits you get from being only on Orange - including a great deal for upgrading customers - we believe it will be the one to watch this Christmas.”

• Pippa Dunn, Chief Marketing Officer, Orange UK

“The Lumia 800 is a stunning looking phone and will be a great addition to our handset offering in the run up to Christmas. When matched with one of our flexible price plans, it really does become the handset of choice for those wanting the latest feature packed smartphone at an affordable price point.”

• Pippa Dunn, Chief Marketing Officer, T-Mobile UK

“We are pleased to see Nokia widening its portfolio with the new Nokia Lumia 800. It’s a great opportunity to broaden Vodafone’s commercial offer and to deliver more value and a compelling experience to our customers.”

• Nuno Taveira, Terminals Director for Vodafone Spain and Vodafone Portugal

“We believe today’s announcement of the Lumia 800 will put to rest the notion that Nokia cannot innovate in the Windows phone space.  Nokia has raised the bar with respect to design and manufacturing excellence, creating a product that will stand out in a very crowded field.  This combined with enhanced navigation and a simplified music experience, buying into the Nokia WP7 experience is unique, and adds value for customers.”

• Crawford Del Prete, Senior Vice President, IDC, Hardware, Services and Software Research and Consulting.

“In the increasingly crowded North American smartphone market, Nokia stands poised to bring well-differentiated products and a similarly well-differentiated experience in 2012.  Nokia’s solid and elegant design language combined with its unique imaging and multimedia assets offer a seamless and intuitive experience to the user. These fulfill Nokia’s claims of offering a smartphone that is ‘easier, faster, and funnier.”

• Ramon Llamas is a Senior Research Analyst with IDC’s Mobile Devices Technology and Trends team

“Canalys believes that the introduction of the first LUMIA devices, based on Windows Phone 7.5, confirms Nokia’s commitment and seriousness to the platform, innovation, and the company’s new strategy. It is hugely re-assuring that it is bringing two devices to market, which will be available across many highly important countries in time for the holiday season at the end of the year.”

• Rachel Lashford, Managing Director, Mobile & APAC, Canalys

“Nokia has put its stamp on Windows: beautifully-designed phones, forward thinking with regard to integrated applications, and delivering a best-of-breed navigation experience.”

• Mark Lowenstein, Managing Director, Mobile Ecosystem

“This unique collaboration between our two companies on the ESPN Hub has been a truly global effort that will see us continue to work closely together in the months ahead.  Nokia not only provides a great distribution platform, but they’re also a driver of innovation, which allows us to create an experience that enables ESPN to better serve sports fans around the world.”

• Russell Wolff, Executive Vice President and Managing Director, ESPN International

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications

Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2011		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP